December 30, 2019

Jeff Carberry
Chief Financial Officer
STAMPS.COM INC
1990 E. Grand Avenue
El Segundo, California 90245

       Re: STAMPS.COM INC
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 000-26427

Dear Mr. Carberry:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes to Consolidated Financial Statements
Revenue Recognition, page F-13

1. You disclose customers pay a monthly fee based on a subscription plan, which may be waived or refunded for certain customers. We also note from your website that customers are offered free postage and coupons for reduced postage. Please tell us and disclose pursuant to ASC 606-10-50-20 how you account for the noted items. Also, explain to us your consideration of ASC 606-10-32 in your accounting.
 Jeff Carberry
STAMPS.COM INC
December 30, 2019
Page 2



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameJeff Carberry                           Sincerely,
Comapany NameSTAMPS.COM INC
                                                          Division of
Corporation Finance
December 30, 2019 Page 2                                  Office of Trade &
Services
FirstName LastName